Exhibit 99.2

Skycorp Solar Group Limited Announces Closing of Its Initial Public Offering

Ningbo, China, March 5, 2025 --- Skycorp Solar Group Limited (Nasdaq: PN) (the “Company”), a solar PV product provider engaged in the manufacture and sale of solar cables and solar connectors, today announced the closing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $8,000,000, before deducting underwriting discounts and other offering expenses. The Ordinary Shares commenced trading on Nasdaq Capital Market on March 4, 2025, under the ticker symbol “PN.” The Offering closed on March 5, 2025.

In addition, the Company has granted the Underwriter (as defined below) an option, within 45 days from the closing date of the Offering, to purchase up to an additional 300,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover the over-allotment option, if any.

The Company intends to use 30% of the net proceeds for expanding product lines and services; 30% of the net proceeds for strengthening research and development capabilities; 20% of the net proceeds for improving brand recognition through multi-channel marketing; 20% of the net proceeds for working capital and general corporate matters.

The Offering was conducted on a firm commitment basis. Cathay Securities, Inc. acted as the underwriter (the “Underwriter”) for the Offering. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the Underwriter, in connection with the Offering.

A registration statement on Form F-1 (File No. 333-282996) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC“) and was declared effective by the SEC on March 3, 2025. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained from Cathay Securities, Inc.: 40 Wall Street, Suite 3600, New York, NY 10005, United States, Attention: Shell Li, or via email at service@cathaysecurities.com or telephone at +1 (855) 939-3888, or via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Skycorp Solar Group Limited

Skycorp Solar Group Limited is a solar photovoltaic (PV) product provider focused on manufacturing and selling solar cables and connectors. We also partner with various IC chip manufacturers to offer new and used GPU and HPC servers. Our operations are managed through our subsidiaries, including Ningbo Skycorp Solar Co., Ltd., in China.

The Company’s mission is to become a green energy solutions provider for data centers by utilizing solar power and delivering eco-friendly solar PV products. By leveraging the Company’s expertise in solar technologies and relationships with HPC server clients, it aims to expand offerings of solar PV products and server solutions for enterprise customers. For more information, please visit: https:// www.ir.skycorp.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)